UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: December 20, 2016

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement entitled “Changes in Directors and Other Positions”
99.2	Announcement entitled “List of Directors and their Role and Function”

 Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

CHANGE IN DIRECTORS AND OTHER POSITIONS

The Board announces that with effect from 20 December 2016:

(1)       Mr. Liu Jian has been appointed as the Vice Chairman and a Non-executive Director of the Company;

(2)       Mr. Wu Guangqi has been appointed as a member of the Remuneration Committee of the Company; and

(3)       Mr. Lv Bo has resigned as a Non-executive Director and a member of the Remuneration Committee of the Company.

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The board is pleased to announce that Mr. Liu Jian (“Mr. Liu”), has been appointed as the Vice Chairman and a Non-executive Director of the Company. Mr. Wu Guangqi has been appointed as a member of the Remuneration Committee of the Company with effect from 20 December 2016.

Born in 1958, Mr. Liu is a senior engineer. He graduated from Huazhong University of Science and Technology with a Bachelor degree and he received his MBA degree from Tianjin University. Mr. Liu first joined China Offshore Oil Corporation (“CNOOC”) in 1982 and has over 30 years of experience in the oil and gas industry. He served as the manager of CNOOC Bohai Corporation Oil Production Company, a subsidiary of CNOOC, Deputy General Manager of the Tianjin Branch and the General Manager of the Zhanjiang Branch of CNOOC China Limited, a subsidiary of the Company. From 2003 to 2009, Mr. Liu served as Senior Vice President and General Manager of the Development and Production Department and Executive Vice President of the Company, primarily responsible for the offshore oil and gas fields development and production of the Company. Mr. Liu served as an Assistant President of CNOOC from November 2006 to April 2010 and as a Vice President of CNOOC from April 2010 to August 2015. In September 2015, Mr. Liu was appointed as the General

Manager of CNOOC. Mr. Liu also served as the director of CNOOC China Limited, CNOOC International Limited and CNOOC Southeast Asia Limited, all being subsidiaries of the Company. Besides, Mr. Liu served as the Chief Executive Officer, Vice Chairman and Chairman of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange) from March 2009 to December 2016 and Chairman of Offshore Oil Engineering Co. Ltd. (a company listed on the Shanghai Stock Exchange) from December 2010 to November 2016. On 20 December 2016, Mr. Liu was appointed as the Vice Chairman and a Non-executive Director of the Company.

As at the date of this announcement and save as disclosed above, Mr. Liu has not held any directorship in any listed public companies in the past three years.

Under the Company’s share option schemes, Mr. Liu does not hold any share options of the Company. Mr. Liu does not have any interest in the shares of the Company within the meaning of the Securities and Futures Ordinance.

Save as disclosed above, Mr. Liu does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

The Company and Mr. Liu have entered into a service agreement on 20 December 2016. Under the service agreement between the Company and Mr. Liu, the Company does not pay him any director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Liu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Liu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company, and is expected to be subject to re-election at the coming Annual General Meeting of the Company.

Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The Board announces that with effect from 20 December 2016, Mr. Lv Bo (“Mr. Lv”) has resigned from his positions as a Non-executive Director and a member of the Remuneration Committee of the Company due to his recent appointments within CNOOC group.

Mr. Lv confirmed that he has no disagreement with the Board in any respect and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited.

The Board would like to take this opportunity to express its appreciation and gratitude to Mr. Lv for his contribution and services to the Company.

By Order of the Board
CNOOC Limited
Li Jiewen
Joint Company Secretary

Hong Kong, 20 December 2016

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Yang Hua (Chairman)	Chiu Sung Hong
Yuan Guangyu	Lawrence J. Lau
Tse Hau Yin, Aloysius
Kevin G. Lynch
Non-executive Directors
Liu Jian (Vice Chairman)
Wu Guangqi

 Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of CNOOC Limited and their respective role and function in the Board and the Board committees are set out below:

Board Committee Directors	Audit Committee	Nomination Committee	Remuneration Committee
Executive Directors
Yang Hua (Chairman & CEO)	-	C	-
Yuan Guangyu (President)	-	-	-
Non-executive Directors
Liu Jian (Vice Chairman)	-	-	-
Wu Guangqi	-	-	M
Independent Non-executive Directors
Chiu Sung Hong	M	-	C
Lawrence J. Lau	M	M	-
Tse Hau Yin, Aloysius	C	-	M
Kevin G. Lynch	-	M	-

Notes:

C	Chairman of Board committee
M	Member of Board committee

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By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 20 December 2016

As at the date of this announcement, the Board comprises of:

Executive Directors Yang Hua (Chairman) Yuan Guangyu	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch
Non-executive Directors Liu Jian (Vice Chairman) Wu Guangqi

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